SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 10)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Joseph I. Perkovich

1 Letterman Drive, Suite C4-420

San Francisco, CA 94129

415-549-4973

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2017

(Date of Event which Requires Filing of this Statement)

*If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 12 Pages)

*	The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	13D	Page 2 of 12 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Paul A. Bible, not individually, but solely as trustee of the trusts listed on Appendix A-1
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 745,978*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 745,978*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 745,978*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person, unless noted otherwise, or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership. On May 31, 2017, P.G. Nicholas Trust and Second Universe Trust contributed shares to divisions of Tao Invest LLC. However, Paul Bible, as trustee of the P.G. Nicholas Trust and Second Universe Trust, retains the sole right to vote and dispose of such shares.

All references to the number of shares outstanding are as of September 11, 2017, as reported in the Issuer’s Current Report on Form 8-K, filed September 12, 2017, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 121,532,388 shares of Common Stock outstanding as of September 11, 2017. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 0.9% of the total voting power of the Common Stock as of September 11, 2017. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of September 11, 2017, which is comprised of 47,409,058 shares of Class A Common Stock and 74,123,330 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 3 of 12 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Nicholas J. Pritzker, not individually, but solely as trustee of the Nicholas J. Pritzker Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person IN

CUSIP No. 448579102	13D	Page 4 of 12 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Tao Invest LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 745,978*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 745,978*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 745,978*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person, unless noted otherwise, or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership. Shares listed as beneficially owned by the Reporting Person consists of 745,978 shares beneficially owned by Paul A. Bible, as trustee of the P.G. Nicholas Trust and Second Universe Trust, as elsewhere reported on this Schedule 13D. Tao Invest LLC disclaims beneficial ownership in the above shares since the voting and dispositive power for such shares are held by Paul A. Bible, as trustee of the P.G. Nicholas Trust and Second Universe Trust.

All references to the number of shares outstanding are as of September 11, 2017, as reported in the Issuer’s Current Report on Form 8-K, filed September 12, 2017, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 121,532,388 shares of Common Stock outstanding as of September 11, 2017. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 0.9% of the total voting power of the Common Stock as of September 11, 2017. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of September 11, 2017, which is comprised of 47,409,058 shares of Class A Common Stock and 74,123,330 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 5 of 12 Pages

EXPLANATORY NOTE: This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 10 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 9, 2010 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on May 20, 2011 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on January 5, 2012 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on February 1, 2012 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 17, 2012 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 4, 2012 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 17, 2012 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed by the Reporting Persons with respect to Issuer on May 15, 2013 (“Amendment No. 8”) and Amendment No. 9 to Schedule 13D filed by the Reporting Persons with respect to Issuer on August 29, 2017 (“Amendment No. 9”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment 9 is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 2. Identity and Background

Item 2 of the Schedule 13D is amended and supplemented as follows:

The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 27, 2017, a copy of which is attached as Exhibit 10 to this Amendment No. 10.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On September 6, 2017, Paul A. Bible, not individually, but solely as trustee of R.A. Trust #25 (“R.A. Trust”), and Tao Invest LLC (“Tao”), each a Reporting Person, entered into a Purchase and Sale Agreement (the “Sale”) with the Issuer pursuant to which Issuer agreed to purchase an aggregate of 663,459 shares of Class B Common Stock from those Reporting Persons at a price of $59.2875 per share, which represents the volume weighted average price for the Class A Common Stock for the three trading-day period ending September 5, 2017 as reported by Bloomberg, for an aggregate purchase price of $39,334,826. The closing of such transactions occurred on September 11, 2017.

CUSIP No. 448579102	13D	Page 6 of 12 Pages

Item 5. Interest in Securities of the Issuer

Items 5(a)-(b) of the Schedule 13D are amended and restated in their entirety as follows:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 745,978 shares of Class A Common Stock, issuable upon conversion of 745,978 shares of Class B Common Stock beneficially owned by the Reporting Persons. The number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 1.0% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Reporting Persons represents 0.6% of the total number of shares of Common Stock outstanding and 0.9% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. Tao disclaims beneficial ownership in the shares since the voting and dispositive power for such shares are held by Paul A. Bible, as trustee of the P.G. Nicholas Trust and Second Universe Trust.

Schedule A attached to this Amendment No. 10 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 10 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

Schedule B attached to this Amendment No. 10 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 10 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds and Forms 4 filed by the Separately Filing Group Members.

Item 5(c) of the Schedule 13D is amended and supplemented as follows:

(c) As described in Item 4 above, on September 6, 2017, R.A. Trust and Tao, each a Reporting Person, entered into a Purchase and Sale Agreement with the Issuer pursuant to which Issuer agreed to purchase an aggregate of 663,459 shares of Class B Common Stock from those Reporting Persons at a price of $59.2875 per share, which represents the volume weighted average price for the Class A Common Stock for the three trading-day period ending September 5, 2017 as reported by Bloomberg, for an aggregate purchase price of $39,334,826. The closing of such transactions occurred on September 11, 2017.

CUSIP No. 448579102	13D	Page 7 of 12 Pages

Item 5(e) of the Schedule 13D is amended and supplemented as follows:

(e) As a result of the Sale, Nicholas J. Pritzker Revocable Trust and R.A. Trust #25 no longer own any Class B Common Stock, may no longer be deemed members of a “group” within the meaning of Section 13(d)(3) of the Act and will no longer be required to file a Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

On September 6, 2017, R.A. Trust and Tao, each a Reporting Person, entered into a Purchase and Sale Agreement with the Issuer pursuant to which Issuer agreed to purchase an aggregate of 663,459 shares of Class B Common Stock from those Reporting Persons at a price of $59.2875 per share, which represents the volume weighted average price for the Class A Common Stock for the three trading-day period ending September 5, 2017 as reported by Bloomberg, for an aggregate purchase price of $39,334,826. The closing of such transactions occurred on September 11, 2017.

The summary of the Purchase and Sale Agreements contained in this Item 6 is qualified in its entirety by reference to the text of Exhibit 11 and Exhibit 12 hereto, which are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 10	Joint Filing Agreement, dated September 27, 2017, by and among Paul A. Bible, not individually but solely as trustee to the trusts listed on Schedule 1 thereto, Nicholas J. Pritzker, not individually but solely as trustee of the Nicholas J. Pritzker Revocable Trust, and Tao Invest LLC, pursuant to Rule 13D-1(k) of the Securities Exchange Act of 1934.

Exhibit 11	Purchase and Sale Agreement, dated September 6, 2017, by and between Tao Invest LLC and Hyatt Hotels Corporation (incorporated by reference to Exhibit 99.3 to Hyatt Hotels Corporation’s Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on September 12, 2017).

Exhibit 12	Purchase and Sale Agreement, dated September 6, 2017, by and between Paul A. Bible, not individually but solely as trustee of R.A. Trust #25 and Hyatt Hotels Corporation (incorporated by reference to Exhibit 99.4 to Hyatt Hotels Corporation’s Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on September 12, 2017).

CUSIP No. 448579102	13D	Page 8 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2017

/s/ Paul A. Bible
Paul A. Bible, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1

/s/ Nicholas J. Pritzker
Nicholas J. Pritzker, not individually, but solely as trustee of the Nicholas J. Pritzker Revocable Trust

Tao Invest LLC /s/ Joseph I. Perkovich Name: Joseph I. Perkovich Title: President of Tao Capital Partners LLC, the Managing Member of Tao Invest LLC

[Signature Page to Amendment No. 9 to Schedule 13D]

CUSIP No. 448579102	13D	Page 9 of 12 Pages

Appendix A-1

Second Universe Trust

R.A. Trust #25

P.G. Nicholas Trust

CUSIP No. 448579102	13D	Page 10 of 12 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Paul A. Bible, not individually, but solely in the capacity as trustee of of the trusts listed on Appendix A-1	—	—	745,978	1.0%	0.6%	0.9%
Nicholas J. Pritzker, not individually, but solely as trustee of the Nicholas J. Pritzker Revocable Trust	—	—	0	0%	0%	0%
Tao Invest LLC	—	—	745,978	1.0%	0.6%	0.9%

[1]	All references to the number of shares outstanding are as of September 11, 2017, as reported in the Issuer’s Current Report on Form 8-K, filed September 12, 2017.
[2]	The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 47,409,058 shares of Class A Common Stock outstanding as of September 11, 2017, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 74,123,330 shares of Class B Common Stock outstanding as of September 11, 2017, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[4]	The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 47,409,058 shares of Class A Common Stock and 74,123,330 shares of Class B Common Stock outstanding as of September 11, 2017.
[5]	With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of September 11, 2017, which is comprised of 47,409,058 shares of Class A Common Stock and 74,123,330 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 11 of 12 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]			Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares		% of Class A	Shares	% of Class B
CIBC Trust Company (Bahamas) Limited in its capacity as trustee and Other Reporting Persons[6]	—		—	781,807	1.1%	0.6%	1.0%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	1,410	*		22,520,767	30.4%	18.5%	28.6%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	—		—	745,978	1.0%	0.6%	0.9%
Trustees of the Jennifer N. Pritzker Family Trusts and Other Reporting Persons[9]	8,470	*		2,420,151	3.3%	2.0%	3.1%
Trustees of the Linda Pritzker Family Trusts[10]	—		—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[11]	—		—	8,584,104	11.6%	7.1%	10.9%
Trustee of the Penny Pritzker Family Trusts and Other Reporting Persons[12]	14,650	*		7,815,797	10.5%	6.4%	9.9%
Trustees of the Daniel F. Pritzker Family Trusts and Other Reporting Persons[13]	280,493		0.6%	6,486,507	8.8%	5.6%	8.3%
The Anthony N. Pritzker Family Foundation[14]	—		—	1,830,094	2.5%	1.5%	2.3%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[15]	—		—	18,837,636	25.4%	15.5%	23.9%
The Pritzker Family Foundation[16]	—		—	1,830,094	2.5%	1.5%	2.3%
Pritzker Family Group Totals	305,023		0.6%	71,852,935	96.9%	59.4%	91.1%

*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of September 11, 2017, as reported in the Issuer’s Current Report on Form 8-K, filed September 12, 2017.
[2]	The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 47,409,058 shares of Class A Common Stock outstanding as of September 11, 2017, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 74,123,330 shares of Class B Common Stock outstanding as of September 11, 2017, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[4]	The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 47,409,058 shares of Class A Common Stock and 74,123,330 shares of Class B Common Stock outstanding as of September 11, 2017.
[5]	With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of September 11, 2017, which is comprised of 47,409,058 shares of Class A Common Stock and 74,123,330 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[6]	See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

CUSIP No. 448579102	13D	Page 12 of 12 Pages

[7]	See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 119,707 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 127,410 SARs that are currently exercisable at an exercise price of $41.74, 140,601 SARs that are currently exercisable at an exercise price of $41.29, 207,381 SARs that are currently exercisable at an exercise price of $43.44, 105,141 SARs that are currently exercisable at an exercise price of $49.39, 90,176 SARs that are currently exercisable at an exercise price of $56.27 and 68,775 SARs that are currently exercisable at an exercise price of $47.36. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.
[8]	See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[9]	See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[10]	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[11]	See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[12]	See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[13]	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[14]	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[15]	See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
[16]	See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.